Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following communication was made available to employees of UIL Holdings Corporation on March 26, 2015

QUIKFAX

SOURCE: Jim Torgerson – President and CEO	Please Post

March 25, 2015

UIL/Iberdrola Combination Update

Regulatory Filings Submitted

Earlier today, UIL and Iberdrola USA submitted a number of important regulatory filings with state and federal authorities that are required to approve the proposed merger between UIL and Iberdrola USA.

This is a major procedural step in the process that must be followed in order to authorize the transaction that will result in a new, publicly traded company. The filings completed today include:

•	An application with the Federal Energy Regulatory Commission, the agency that oversees interstate energy transmission.

•	Applications with the Connecticut Public Utilities Regulatory Authority and the Massachusetts Department of Public Utilities, which have oversight of UIL’s utilities at the state level.

•	Filings required under the Hart-Scott Rodino Antitrust Improvement Act, a federal law that applies to mergers, acquisitions and certain other types of transactions.

UIL and Iberdrola USA are working together to achieve the originally announced schedule, CEO Jim Torgerson said.

“We’re moving fast so that we can complete the regulatory process and close the transaction by the end of this year as planned,” he said. “We will continue to keep employees informed as we move forward.”

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA are available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.

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Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

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New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.

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